Filed by AngloGold Ashanti Limited
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Golden Cycle Gold Corporation
Commission File Number: 001-09385

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
25 January 2008

AGA 3.08

Electricity Supply Interruptions Stop AngloGold Ashanti's South African Mining
Operations
Following notification from Eskom regarding interruptions to power supplies, AngloGold
Ashanti has halted mining and gold recovery operations on all of its South African operations.
Only underground emergency pumping work is being carried out. According to Eskom, the current situation arises from reduced generating capacity aggravated by problems associated with coal supplies to power stations caused by unusually heavy rainfall. Eskom has not yet indicated how long the present situation will continue but the company is in contact with the electricity supply body.

The company will provide further information as it becomes available.

Queries

South Africa                                              Tel:                                  Mobile:                                        E-mail:
Steven Lenahan                                         +27 (0) 11 637 6248
+27 (0) 83 308 2200
slenahan@AngloGoldAshanti.com
Himesh Persotam                                       +27 (0) 11 637 6647            +27 (0) 82 339 3890
hpersotam@AngloGoldAshanti.com

Certain statements made during this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and the outlook of AngloGold Ashanti’s operations including the completion and commencement of commercial operations of certain of
AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-
looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold
Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2006, which was distributed to shareholders on 29 March 2007. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events.
425 ONLY
In connection with the proposed merger transaction involving AngloGold Ashanti and Golden Cycle Gold Corporation, AngloGold Ashanti will file with the SEC a registration statement on Form F-4 and GCGC will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (“SEC”) as well. BEFORE
MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS
REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME
AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to GCGC’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about AngloGold Ashanti and GCGC, without charge, at the SEC’s
Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to AngloGold Ashanti, 76 Jeppe
Street, Newtown, Johannesburg, 2001 (PO Box 62117, Marshalltown, 2107) South Africa, Attention: Investor Relations, +27 11 637 6385, or
to Golden Cycle Gold Corporation, 1515 S. Tejon, Suite 201, Colorado Springs, CO 80906, Attention: Chief Executive Officer, (719) 471-
9013."